RITE AID CORPORATION

30 Hunter Lane

Camp Hill, PA 17011

February 8, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

	Re:	Rite Aid Corporation
Form 10-K for Fiscal Year Ended March 3, 2012
Filed April 24, 2012
File No. 001-05742

Dear Mr. Rosenberg:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated January 28, 2013 (the “Comment Letter”), relating to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended March 3, 2012, filed by Rite Aid Corporation (the “Company”) on April 24, 2012.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Notes to Consolidated Financial Statements, Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 71

1.              For your third party pharmacy sales, you indicate that you recognize revenue from the sale of prescription drugs when the prescription is filled, which is or approximates when the retail customer picks up the prescription. Please substantiate for us how your policy complies with GAAP by referencing the authoritative literature that supports your accounting. In your response, at a minimum, please specifically address the following concerns:

•                  Please clarify what you mean by the prescription being filled. Explain whether there is anything more involved than a pharmacist or technician extracting bulk drug and packaging the prescribed quantity into an individual vial and applying a customized label to that vial.

We define a “filled” prescription as a medication that has been processed by our pharmacist using generally accepted professional pharmacy standards combined with our standard workflow protocols to ensure that the prescribed drug therapy is medically necessary and safe for use by the patient.

A “filled” prescription begins as a medical order (or prescription) from a licensed practioner. In accordance with the requirements of the Model State Pharmacy Act, Model Rules of the National Association of Boards of Pharmacy, Section 104. Practice of Pharmacy dated August 2012, our pharmacists are governed  under professional standards when providing the following types of retail pharmacy services: interpretation, evaluation, and implementation of medical orders; the dispensing of  prescription drug orders; participation in Drug and Device selection; Drug Utilization Review (DUR); and Medication Therapy Management (MTM).

For instance, a Drug Utilization Review (DUR) includes the following activities: As a prescription order is processed, the pharmacist is required to assure the patient does not have a known historical allergy associated with the medication, that it does not result in unnecessary duplicate therapy, is not contraindicated based on other known disease state problems, does not interact unfavorably with other known medications being taken by the patient, is prescribed in proper frequency and dosage to assure appropriate therapeutic levels, and is being dispensed in optimum dosage form to facilitate compliance and appropriate therapeutic levels (ie. liquid, tablet/capsule, topical). These activities are critical and augment assuring the accuracy of the medication dispensed to the prescription order.

•                  To the extent that you recognize revenue upon the packaging of a prescription for customer pick-up, please address the following:

•                  Explain when you are entitled to bill the customer’s insurance carrier for the prescription. If not until the prescription is actually delivered to the customer, please explain how you reflect the associated receivable on your balance sheet before the amount is actually billed.

During the workflow process, information for each prescription is transmitted to the third party payor by our real-time on-line adjudication system which uses an industry standard record format promulgated by the National Council for Prescription Drug Programs (NCPDP) D.0. A standard return acknowledgement is received from the third party payor which: (1) establishes the dispensing date as the date of service (DOS), which is the date the third party payor becomes obligated to pay; (2) confirms that the drug is on the formulary; (3) verifies the patient’s insurance eligibility; (4) calculates the retail price that the third party payor will pay us for the claim (which includes the cost of the drug plus a dispensing fee); and (5) calculates the amount the customer is required to pay as a co-payment.

Once the quality assurance process is completed by the pharmacist and the label is affixed to the prescription, reimbursable third party payor contractual services have been completed. Accordingly, we record the third party payor amount (which is the reimbursement amount provided by the third party payor) as revenue.

•                  Explain when you are entitled to bill the customer for his/her co-pay, if any.

The amount of co-payment for each patient is determined by the third party payor based on its individual agreement with each employer group. Since we do not have contractual recourse to collect the co-payment from the third party payor and we do not have a direct contractual agreement with the customer, we record co-payment revenue when the patient tenders a method of payment at point-of-sale.

•                  Explain why it is appropriate to recognize revenue before delivery to the customer.

We acknowledge that one of the recognition criteria in SAB13.A.1 states that revenue from a product sale be recognized upon delivery to the customer, which in our case is when the prescription is picked up by the customer. However, we believe that there is no material difference between recognizing revenue at the fill date versus the pick-up date. Substantially all prescriptions are picked up within the period presented. We filled approximately 294.8 million, 287.7 million and 293.6 million prescriptions in fiscal years 2012, 2011 and 2010, respectively. Of those, there were only about 1.6 million 1.6 million and 1.5 million prescriptions awaiting pick-up in will call at the end of fiscal years 2012, 2011 and 2010, respectively. These represent less than 56 basis points of total prescriptions sold for each of the fiscal years presented.  Additionally, we record an estimate (as a contra revenue amount) for prescriptions filled but not yet picked-up based on historical run rates.  As such, there is no revenue or associated cost of goods sold recorded in a subsequent period for abandoned prescriptions filled in a prior period.

The following pro-forma compares revenue and net loss amounts using the date of service (Fill Date) to pro-forma amounts which would have been recorded using the patient Pick-Up Date. These amounts are net of our provision for prescriptions that were filled but will not ultimately be picked up by the patient.

(In Millions)	Fill Date	Pick-Up Date	Difference

Revenue:

2012	$26,121	$26,115	$6
2011	$25,215	$25,212	$3
2010	$25,669	$25,665	$4

Net Loss:

2012	$(369)	$(368)	$1
2011	$(555)	$(555)	$—
2010	$(507)	$(506)	$1

Due to the consistent amount of revenue recognized at the end of each fiscal year for prescriptions filled but not yet picked-up by the patient, pro-forma amounts to record revenue at the pick-up date are materially the same as the amounts we recorded at the fill date.

•                  Explain when you record the associated cost of sale.

Concurrently with the recognition of third party payor revenue, we record the related cost of goods sold for the total cost of the quantity of medication dispensed and a corresponding decrement to inventory.

•                  Tell us how you consider abandoned prescriptions in your revenue recognition policy.

We record an estimate (as a contra revenue amount) for prescriptions filled but not yet picked-up based on historical run rates.  As such, there is no revenue or associated cost of goods sold recorded in a subsequent period for abandoned prescriptions filled in a prior period.

•                  Tell us your policy for determining when a filled prescription is considered abandoned (i.e. after how many days it is determined abandoned). Also tell us the cost of filled prescriptions abandoned for each period presented and where in your consolidated statement of operations you classify abandoned prescriptions.

Our policy is to reverse third party payor revenue and associated cost of goods sold for any prescription that is still in the will call bin 13 days after the date of service (fill date). Inventory is returned to stock, if permitted, or returned to the vendor for credit or destruction. We recorded a reserve for estimated abandoned prescriptions of $8 million, $7 million, and $6 million in fiscal years 2012, 2011, and 2010, respectively. Actual amounts did not differ materially.

•                  Tell us the amount of revenue recorded at the end of each of the last three years for prescriptions filled but not yet picked-up by customers.

Revenue recorded for prescriptions filled but not yet picked-up by customers was $81 million, $75 million, and $72 million for fiscal years 2012, 2011 and 2010, respectively.

As a result of our review to respond to your comment, we do propose to clarify and expand our existing revenue recognition disclosure in our Form 10-K Note 1 Summary of Significant Accounting Policies in future filings (marked for changes) as follows:

Revenue Recognition

For front end sales, the Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. The Company records revenue net of an allowance for estimated future returns. Return activity is immaterial to revenues and results of operations in all periods presented.

For third party payor pharmacy sales, revenue is recognized at the time the prescription is filled, which is or approximates when the customer picks up the prescription and is recorded net of an allowance for prescriptions that were filled but will not be picked up by the customer. For cash prescriptions and patient third party payor co-payments, the Company recognizes revenue when the patient picks up the prescription and tenders the cash price or patient third party payor co-payment amount at the point of sale. Prescriptions are generally not returnable.

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In accordance with your request, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions with respect to the foregoing, please contact me at (717) 975-5838.

Very truly yours,

Rite Aid Corporation

By:	/s/ Douglas E. Donley
Douglas E. Donley
Senior Vice President and
Chief Accounting Officer